Filed pursuant to Rule 433
Registration Statement No. 333-163075-01
South Carolina Electric & Gas Company

FINAL TERM SHEET

Dated:  January 23, 2012

Issuer:	South Carolina Electric & Gas Company

Name of Securities:	First Mortgage Bonds, 4.350% Series due February 1, 2042

Size:	$250,000,000

Expected Ratings:
Moody’s: A3 (stable outlook); S&P: A (stable outlook); Fitch: A (stable outlook). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Maturity:	February 1, 2042

Coupon (Interest Rate):	4.350%

Yield to Maturity:	4.355%

Spread to Benchmark Treasury:	+125 basis points (1.25%)

Benchmark Treasury:	UST 3.750% due August 15, 2041

Benchmark Treasury Price and Yield:	112-13; 3.105%

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2012

Make-Whole Redemption Provision:	Prior to August 1, 2041, make-whole call at Adjusted Treasury Rate +20 basis points

Par Redemption Provision:	On or after August 1, 2041

Underwriters’ Discount or Commission:	0.875%

Net Proceeds to Issuer:	$247,605,000, plus accrued interest from January 30, 2012

Price to Public:	99.917%, plus accrued interest from January 30, 2012

Settlement Date:	January 30, 2012 (T+5)

Denominations:	$1,000 x $1,000

CUSIP:	837004 CF5

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Credit Suisse Securities (USA) LLC   –                                            1-800-221-1037 (toll free)

Mogan Stanley & Co. LLC -                                                             1-866-718-1649 (toll free)

UBS Securities LLC   –                                                                      1-877-827-6444, ext. 561-3884 (toll free)

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.